EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Evolving Gold Corp.
(A Pre-Exploration Stage Company)

We have audited the balance sheets of Evolving Gold Corp. as at March 31, 2005 and 2004 and the statements of loss and deficit, cash flows and shareholders’ equity (deficiency) for the year ended March 31, 2005 and the period June 19, 2003 (Date of Incorporation) to March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended March 31, 2005 and the period June 19, 2003 (Date of Incorporation) to March 31, 2004 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	“AMISANO HANSON”
July 21, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern that assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and accumulated losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated July 21, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
July 21, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
BALANCE SHEETS
March 31, 2005 and 2004
(Stated in Canadian Dollars)

ASSETS	2005	2004
Current
Cash	$2,754	$113,186
Accounts receivable	3,985	3,979
Prepaid expenses – Note 6	-	25,550

	6,739	142,715

Mineral properties – Notes 3 and 6, Schedule 1	216,140	27,000

	$222,879	$169,715

LIABILITIES
Current
Accounts payable and accrued liabilities – Notes 6 and 7	$140,450	$15,233
Advance payable – Note 4	10,000	-

	150,450	15,233

SHAREHOLDERS' EQUITY

Share capital – Notes 5, 6 and 9
Authorized:
Unlimited number of common shares without par value
Issued:
7,350,100 shares (2004: 100)	498,600	100
Contributed surplus – Note 5	128,165	-
Special warrants	-	306,500
Deficit accumulated during the pre-exploration stage	(554,336)	(152,118)

	72,429	154,482

	$222,879	$169,715
Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 5
Subsequent Events – Notes 5 and 9

APPROVED BY THE DIRECTORS:

“Warren McIntyre”	Director	“Chris Osterman”	Director

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENTS OF LOSS AND DEFICIT
for the year ended March 31, 2005 and
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

			June 19, 2003
			(Date of
			Incorporation)
	Year ended		to
	March 31,		March 31,
	2005		2004

Administrative expenses
Accounting	$16,390		$5,603
Bank charges and interest	920		223
Consulting – Note 6	87,764		20,500
Legal	30,820		21,450
Management fees – Note 6	51,379		53,400
Office and miscellaneous	4,689		635
Promotion, advertising and travel – Note 6	31,389		6,537
Rent and administration fees – Note 6	16,800		41,445
Stock-based compensation – Note 5	128,165		-
Transfer agent and filing fees	33,909		2,340

Loss for the period before other item	(402,225)		(152,133)

Other item:
Interest income	7		15

Net loss for the period	(402,218)		(152,118)

Deficit at beginning of the period	(152,118)		-

Deficit at end of the period	$(554,336)		$(152,118)

Basic and diluted loss per share	$(0.07)	$	N/A

Weighted average number of shares outstanding	5,601,196		1

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the year ended March 31, 2005 and
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

	2005	2004

Operating Activities
Net loss for the period	$(402,218)	$(152,118)
Add items not affecting cash:
Stock-based compensation	128,165	-
Special warrants issued for legal fees	-	10,000
Changes in non-cash working capital items related
to operations:
Accounts receivable	(6)	(3,979)
Prepaid expenses	25,550	(25,550)
Accounts payable and accrued liabilities	125,217	15,233

	(123,292)	(156,414)

Investing Activities
Deferred exploration costs	(56,093)	-
Acquisition of resource properties	(37,047)	(17,000)

	(93,140)	(17,000)

Financing Activities
Issue of common shares for cash	96,000	100
Special warrants	-	286,500
Advance payable	10,000	-

	106,000	286,600

Increase (decrease) in cash during the year	(110,432)	113,186

Cash, beginning of the period	113,186	-

Cash, end of the period	$2,754	$113,186

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$306,500	$-
Shares issued for acquisition of mineral property	96,000	-

	$402,500	$-

Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
for the period from June 19, 2003 (Date of Incorporation) to March 31, 2005
(Stated in Canadian Dollars)

							Deficit
							Accumulated
							During the
							Pre-
		Common Stock		Special		Contributed	Exploration
		Shares	Amount	Warrants	Amount	Surplus	Stage	Total

	Issuance of shares – at $1	100	$100	-	$-	$-	$-	$100
	Issuance of “A” warrants
	- at $0.01	-	-	1,400,000	14,000	-	-	14,000
	Issuance of “B” warrants
	- at $0.05	-	-	3,250,000	162,500	-	-	162,500
	Issuance of “F” warrants
	- at $0.10	-	-	1,100,000	110,000	-	-	110,000
	Issuance of “L” warrants
	- at $0.05	-	-	200,000	10,000	-	-	10,000
	Issuance of “P” warrants
	for mineral property
acquisition	- at $0.05	-	-	200,000	10,000	-	-	10,000
	Net loss for the period ended
	March 31, 2004	-	-	-	-	-	(152,118)	(152,118)

	Balance, March 31, 2004	100	100	6,150,000	306,500	-	(152,118)	154,482

	Issuance of shares
	Pursuant to conversion of
	special warrants
	Series “A” warrants	1,400,000	14,000	(1,400,000)	(14,000)	-	-	-
	Series “B” warrants	3,250,000	162,500	(3,250,000)	(162,500)	-	-	-
	Series “F” warrants	1,100,000	110,000	(1,100,000)	(110,000)	-	-	-
	Series “L” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
	Series “P” warrants	200,000	10,000	(200,000)	(10,000)	-	-	-
	Pursuant to resource property
acquisition	- at $0.16	600,000	96,000	-	-	-	-	96,000
	Pursuant to private placement
	- at $0.16	600,000	96,000	-	-	-	-	96,000
	Stock-based compensation
charge		-	-	-	-	128,165	-	128,165
	Net loss for the year ended
	March 31, 2005	-	-	-	-	-	(402,218)	(402,218)

	Balance, March 31, 2005	7,350,100	$498,600	-	$-	$128,165	$(554,336)	$72,429

SEE ACCOMPANYING NOTES

Schedule 1

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTIES
for the year ended March 31, 2005 and
for the period June 10, 2003 (Date of Incorporation) to March 31, 2004
(Stated in Canadian Dollars)

	Canada	United States
	Murray	Winnemuca
	Property	Property	Total

Acquisition costs
Cash	$17,000	$-	$17,000
Special warrants	10,000	-	10,000

Balance, March 31, 2004	27,000	-	27,000

Deferred exploration costs
Drafting	-	314	314
Field expenses and other	-	5,300	5,300
Geological consulting	2,411	12,691	15,102
Staking and recording costs	5,206	30,172	35,378

	7,617	48,477	56,094

Acquisition costs
Cash	-	37,046	37,046
Shares	-	96,000	96,000

	-	133,046	133,046

Balance, March 31, 2005	$34,617	$181,523	$216,140

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004
(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. At March 31, 2005, the Company was in the pre-exploration stage and had interests in mineral properties located in the Northwest Territories and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. As at March 31, 2005, the Company has a working capital deficiency of $143,711, has yet to achieve profitable operations and has accumulated losses of $554,336 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2	Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Differences with respect to accounting principles generally accepted in the United States of American are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 2
(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies

	a)	Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

	b)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

	c)	Stock Based Compensation

Effective April 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The section requires use of the fair value-based method of accounting for stock awards for fiscal periods beginning January 1, 2004. The value of such rewards is charged to the statement of operations over the vesting period of the stock awards with an offsetting credit to contributed surplus.

Consideration paid for shares on exercise of the share options are credited to share capital together with the amount of any contributed surplus that arose as a result of the grant of the exercised stock options.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 3
(Stated in Canadian Dollars)

Note 2	Summary of Significant Accounting Policies – (cont’d)

	d)	Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

	e)	Exploration Stage Company

The Company is a pre-exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception has been considered as part of the Company’s pre- exploration stage activities.

	f)	Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and advances payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 3	Mineral Properties

	a)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories in exchange for consideration of:

		i)	$17,000 cash (paid);

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 4
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

	a)	Murray Property – (cont’d)

		ii)	incurring exploration expenditures as follows:

			a)	$15,000 on or before December 1, 2004 ($7,617 has been paid);

			b)	a further $85,000 on or before July 22, 2005; and

			c)	a further $150,000 on or before July 22, 2006.

		iii)	the issue of 200,000 Series “P” Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each one-half interest.

	b)	Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005 and February 25, 2005, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in 62 unpatented mining claims, located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked 69 additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must incur exploration expenditures of US $4,000,000; make aggregate cash payments to Golden of US $70,000; and issue 1,800,000 shares to Golden (or its nominee) as follows:

		i)	Cash Payments

			-	US $30,000 (paid);
			-	US $40,000 by March 31, 2005 (paid);

		ii)	Share Issuances

			-	500,000 shares (issued);
			-	400,000 shares on or before August 25, 2005;
			-	400,000 shares on or before August 25, 2006;
			-	500,000 shares on or before December 31, 2007;

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 5
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

	b)	Winnemuca Property – (cont’d)

		iii)	Exploration Expenditures

			-	US $1,000,000 on or before December 31, 2006;
			-	an additional US $1,000,000 on or before December 31, 2007;
			-	and a further US $2,000,000 on or before December 31, 2008.

		iv)	Advance Royalty Payments

			-	US$10,000 on or before December 3, 2005
			-	an additional US$10,000 on or before December 3, 2006
			-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must incur exploration expenses by December 31, 2005, of at least 70% of the funds raised by the Company from the date of this agreement to October 31, 2005.

The Company must also prepare and pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009.

In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with the Winnemuca Property transaction.

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining 25 mineral claims.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 6
(Stated in Canadian Dollars)

Note 4	Advance Payable The advance payable is unsecured, non-interest bearing and has no specific terms for repayment.

Note 5	Share Capital – Note 9 As at March 31, 2005, 997,029 shares were held in escrow. The schedule of release for the escrow shares is as follows:

199,406 shares at March 31, 2005
199,406 shares at September 30, 2005
199,406 shares at March 31, 2006
199,406 shares at September 30, 2006
199,405 shares at March 31, 2007

997,029

Commitments

Warrants

During the year ended March 31, 2005, each Series “A”, “B”, “F”, “L” and “P” Special Warrant was exchanged into one common share of the Company.

The Company also completed a non-brokered private placement of 600,000 units at a price of $0.16 per unit for proceeds of $96,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.25 per share to January 10, 2007.

Stock Option Plan and Stock-based Compensation

A summary of the status of the stock option plan as of March 31, 2005 and 2004 and changes during the period then ended is presented below:

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements March 31, 2005 and 2004 – Page 7
(Stated in Canadian Dollars)

Note 5	Share Capital – Note 9 – (cont’d) Stock Option Plan and Stock-based Compensation – (cont’d)

	2005		2004
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding, beginning of
period	-	$-	-	$-
Granted	550,000	$0.26	-	$-

Outstanding and exercisable,
end of period	550,000	$0.26	-	$-

Details of stock options outstanding as at March 31, 2005 are as follows:

Number of	Exercise
Shares	Price	Expiry

250,000	$0.25	July 15, 2009
250,000	$0.25	September 15, 2005
50,000	$0.34	December 8, 2009

550,000

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted.

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 8
(Stated in Canadian Dollars)

Note 5

Share Capital – Note 9 – (cont’d)

During the year ended March 31, 2005, the Company granted options to directors and a consultant for 500,000 and 50,000 shares pursuant to the Plan exercisable at $0.25 and $0.34 per share respectively. Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

2005

Average risk-free interest rate	3.6% to 4.0%
Expected life	5.0 years
Expected volatility	138% to 155%
Expected dividends	Nil

The granted options were accounted for using the fair value-based methodology. Accordingly $128,265 was recorded as contributed surplus and charged to the statement of loss. Subsequent to March 31, 2005, 185,000 additional options were granted to a director and officer of the company.

Note 6	Related Party Transactions

During the years ended March 31, the Company incurred charges to a former significant shareholder, a company with a common director and directors as follows:

		June 19, 2003
		(Date of
		Incorporation)
	Year ended	to
	March 31,	March 31,
	2005	2004

Consulting	$52,500	$10,500
Management fees	17,500	52,400
Promotion and advertising	450	2,500
Rent and administration fees	4,050	41,445

	$74,500	$106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 9
(Stated in Canadian Dollars)

Note 6

Related Party Transactions- (cont’d)

During the year ended March 31, 2005, the Company prepaid $Nil (2004: $25,550) in respect of a management services agreement to a company whose director acts as manager for the Company.

Accounts payable and accrued liabilities includes $52,500 (2004: $Nil) due to a director of the Company for consulting services.

During the year ended March 31, 2005, the Company issued 150,000 units at a price of $0.16 per unit for total proceeds of $24,000 to directors of the Company.

During the period ended March 31, 2004, the Company entered into a mineral property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series “P” Special Warrants valued at $10,000.

Note 7

Corporation Income Taxes

The Company has accumulated a total of $34,617 in Canadian development and exploration resource expenditures and $181,523 in foreign exploration and development expenses. These amounts are available to carry forward and offset future taxable income at various rates per year.

The Company has accumulated non-capital losses totalling $426,171 that can be used to offset taxable income of future years. The non-capital losses expire as follows:

2011	$152,118
2012	274,053

$426,171

The significant components of the Company’s future income tax assets are as follows:

	2005	2004
Non-capital losses carried forward	$151,802	$56,466
Less: valuation allowance	(151,802)	(56,466)
	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized in the future to utilize all the future tax assets.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 10
(Stated in Canadian Dollars)

Note 8	Segmented Information The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:
	2005		2004
	Canada	US	Canada	US
Net loss for the year	$(402,218)	$-	$(152,118)	$-
Total Assets	$41,356	$181,523	$169,715	$-

Note 9	Subsequent Events – Note 5

a)

During April 2005, the Company received loan proceeds totalling $100,000. The loan is unsecured, bears interest at 8% and has no specific terms for repayment. This amount was settled by the issuance of 151,515 units as disclosed in Note 9(c).

b)

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. whereby the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

c)

On May 25, 2005 the Company issued 432,742 units at $0.66 per unit in exchange for settlement of $285,610 in debt. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share for a period of two years.

Note 10	Comparative Figures

Certain of the comparative figures for the period ended March 31, 2004, have been reclassified to conform with the presentation used in the current year.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 11
(Stated in Canadian Dollars)

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the United States of America (“US GAAP”) mineral property acquisition costs and exploration costs must be expensed as incurred unless the mineral properties have proven reserves. Therefore an additional mineral property acquisition expense is required under US GAAP.

The impact on the financial statements is as follows:

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 12
(Stated in Canadian Dollars)

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

		June 19, 2003
		(Date of
	Year ended	Incorporation)
	March 31,	to March 31,
	2005	2004
Statement of Loss
Net loss for the period per Canadian GAAP	$(402,218)	$(152,118)
Mineral property exploration and acquisition costs	(189,140)	(27,000)
Net loss for the period per US GAAP	$(591,358)	$(179,118)
Basic and diluted loss per share per US GAAP	$(0.11)
Statement of Cash Flows
Cash flows used in operation activities per Canadian GAAP	$(123,292)	$(156,414)
Mineral property acquired and exploration costs incurred	(93,140)	(17,000)
Cash flows used in operating activities per US GAAP	(216,432)	(173,414)
Cash flows used in investing activities per Canadian GAAP	(93,140)	(17,000)
Mineral property acquired and exploration costs incurred	93,140	17,000
Cash flows provided by investing activities per US GAAP	-	-
Cash flows provided by financing activities per Canadian
and US GAAP	106,000	286,600
Increase (decrease) in cash per Canadian and US GAAP	$(110,432)	$113,186

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
March 31, 2005 and 2004 – Page 13
(Stated in Canadian Dollars)

Note 11	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

	March 31,	March 31,
	2005	2004
Balance Sheet

Total assets per Canadian GAAP	$222,879	$169,715
Mineral property exploration and acquisition costs	(216,140)	(27,000)

Total assets per US GAAP	6,739	142,715
Total liabilities per Canadian and US GAAP	(150,450)	(15,233)

	$(143,711)	$127,482

Shareholders’ Equity

Deficit, per Canadian GAAP	$(554,336)	$(152,118)
Mineral property exploration and acquisition costs	(216,140)	(27,000)

Deficit, per US GAAP	(770,476)	(179,118)
Share capital per Canadian and US GAAP	498,600	100
Contributed surplus per Canadian and US GAAP	128,165	-
Special warrants per Canadian and US GAAP	-	306,500

	$(143,711)	$127,482